Exhibit 99.3

ASX Announcement	31 January 2019

ASX Code: SEA
NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED

QUARTERLY ACTIVITIES REPORT

Production

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) is pleased to announce that it exceeded its production guidance for full year 2018 and met its production guidance for fourth quarter 2018. The Company’s full year 2018 net production averaged approximately 10,000 Boe/d including flared volumes, at the top end of full year net production guidance of 9,000 to 10,000 Boe/d. During the fourth quarter of 2018, the Company produced approximately 14,000 Boe/d including flared volumes, meeting fourth quarter production guidance of 14,000 to 15,000 Boe/d.

The Company’s cumulative net production for the fourth quarter was approximately 1,300,000 Boe. Net production comprised approximately 900,000 barrels of oil, 150,000 barrels of natural gas liquids and 1,700,000 thousand cubic feet of natural gas. Production for the period was ~68% oil by volume.

The Company’s cumulative net production for full year 2018 was approximately 3,700,000 Boe. Net production comprised approximately 2,300,000 barrels of oil, 490,000 barrels of natural gas liquids and 5,700,000 thousand cubic feet of natural gas. Production for the year was ~61% oil by volume.

Due to better than expected well performance, the Company’s higher production volumes have resulted in increased line pressure and capacity constraints at a third-party gas processing facility earlier than planned. The Company expects the issue to be resolved in the first half of the year through a facility expansion. In the meantime, the Company has been appropriately managing production volumes and flaring additional gas volumes.

Development Activities

Sundance brought 11 gross (11 net) wells onto production during the fourth quarter, bringing the total number of gross wells brought online in 2018 to 23 (23 net).

During the fourth quarter, Sundance brought onto production 9 gross (9 net) wells on the acreage acquired from Pioneer in Live Oak County. Initial production results from all wells were significantly above the Company’s well performance expectations, and all wells continue to perform above type curve. Sundance additionally brought online two gross (two net) wells on its legacy acreage in McMullen County.

1

Additionally, during the fourth quarter the Company completed drilling (“SPUD to TD”) two additional gross (two net) wells in Dimmit County with a subsequently released spot rig and at quarter’s end was in the process of drilling the Roy Esse 15H, 16H, 17H and 18H four well pad in Live Oak County.

As of the date of this report, the Company has finished drilling the Roy Esse pad and is in the process of drilling the Bracken 23H and 24H two well pad in McMullen County. During January the Company fracked the Red Ranch 18H and 19H two well pad in Dimmit County and has initiated flow back on the pad.

The Company delayed picking up a second rig in the fourth quarter of 2018 in response to weaker commodity prices, and has additionally elected to scale back first quarter 2019 development plans. During the first quarter 2019 the Company intends to drill 6 wells and complete four wells.

Financial Disclosures

Upon conclusion of its annual audit in March 2019, the Company will provide full fourth quarter financial results as well as audited financial statements for the 2018 fiscal year including a Statement of Operations, Consolidated Balance Sheet, and Statement of Cash Flows. The Company will also provide an Adjusted EBITDA reconciliation at that time. Please note that the attached Appendix 5B has been prepared as prescribed by the ASX and the presentation is not in accordance with IFRS.

Exhibit A: Fourth Quarter Initial Well Results

Well Name	County	IP Date	Completed Lat Length	30-Day IP (boepd)	30-Day / 1,000’ ft	60-Day IP (boepd)	60-Day / 1,000’ ft	% Oil
Idylwood 04H	Live Oak	16-Oct	6,445	1,021	158	1,079	167	83%
Idylwood 05H	Live Oak	16-Oct	5,487	1,171	213	1,152	210	81%
James Keith Esse 06H	Live Oak	13-Nov	5,175	1,212	234	1,222	236	74%
James Keith Esse 07H	Live Oak	13-Nov	5,178	923	178	966	187	75%
James Keith Esse 08H	Live Oak	13-Nov	5,180	1,119	216	1,148	222	75%
James Keith Esse 09H	Live Oak	13-Nov	5,164	1,333	258	1,291	250	73%
Hoskins 20H	McMullen	2-Dec	7,266	561	77	—	—	86%
Hoskins 21H	McMullen	2-Dec	7,116	909	128	—	—	82%
Harlan Bethune 22H	Live Oak	15-Dec	5,301	—	—	—	—	—
Harlan Bethune 23H	Live Oak	15-Dec	5,621	1,330	237	—	—	79%
Harlan Bethune 24H	Live Oak	15-Dec	5,737	—	—	—	—	—

2

Exhibit B: Full Year 2018 Activities Overview

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length		30-Day IP (boe/d)	60-Day IP (boe/d)	90-Day IP (boe/d)
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690	’	1,345	1,017	811
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642	’	484	404	367
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820	’	446	371	314
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015	’	1,291	1,100	942
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234	’	1,132	969	843
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,779	’	1,102	1,091	974
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,073	’	1,234	1,066	920
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,314	’	1,183	901	750
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258	’	1,296	1,146	1,003
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299	’	1,042	826	834
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528	’	1,691	1,588	1,344
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702	’	1,738	1,579	1,321
James Keith Esse 06H	Live Oak	26-Jul-18	12-Oct-18	13-Nov-18	5,175	’	1,212	1,222	—
James Keith Esse 07H	Live Oak	22-Jul-18	12-Oct-18	13-Nov-18	5,178	’	923	966	—
James Keith Esse 08H	Live Oak	24-Jul-18	12-Oct-18	13-Nov-18	5,180	’	1,119	1,148	—
James Keith Esse 09H	Live Oak	20-Jul-18	12-Oct-18	13-Nov-18	5,164	’	1,333	1,291	—
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	6,445	’	1,021	1,079	—
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	5,487	’	1,171	1,152	—
Harlan Bethune 22H	Live Oak	17-Sep-18	27-Nov-18	15-Dec-18	5,301	’	—	—	—
Harlan Bethune 23H	Live Oak	21-Sep-18	27-Nov-18	15-Dec-18	5,621	’	1,330	—	—
Harlan Bethune 24H	Live Oak	25-Sep-18	27-Nov-18	15-Dec-18	5,737	’	—	—	—
Hoskins 20H	McMullen	25-Sep-18	9-Nov-18	2-Dec-18	7,266	’	561	—	—
Hoskins 21H	McMullen	27-Sep-18	9-Nov-18	2-Dec-18	7,116	’	909	—	—
Roy Esse 15H	Live Oak	1-Dec-18	—	—	—		—	—	—
Roy Esse 16H	Live Oak	28-Nov-18	—	—	—		—	—	—
Roy Esse 17H	Live Oak	26-Nov-18	—	—	—		—	—	—
Roy Esse 18H	Live Oak	24-Nov-18	—	—	—		—	—	—
Red Ranch 18H	Dimmit	20-Nov-18	8-Jan-19	—	—		—	—	—
Red Ranch 19H	Dimmit	19-Nov-18	8-Jan-19	—	—		—	—	—

3

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)

76 112 202 883	31 December 2018

Consolidated statement of cash flows		Current quarter $US’000	Year to date (12 months) $US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	63,335	156,231
1.2	Payments for
	(a) exploration & evaluation	(1,029)	(7,430)
	(b) development	(81,031)	(163,521)
	(c) production	(16,054)	(45,149)
	(d) staff costs	(2,316)	(10,090)
	(e) administration and corporate costs (1)	(2,764)	(22,069)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	—	—
1.5	Interest and other costs of finance paid (2)	(7,242)	(26,862)
1.6	Income taxes paid (3)	—	(2,301)
1.7	Research and development refunds	—	—
1.8	Other (realised derivatives, derivative premiums and GST)	1,391	(4,799)
1.9	Net cash from / (used in) operating activities	(45,710)	(125,990)

(1)         YTD includes approximately $12.4 million of transaction costs related to the Eagle Ford acquisition completed on 23 April 2018.

(2)         During the year ended 31 December 2018, the Company made five quarterly payments on its term loans.

(3)         YTD includes a $2.3 million U.S. Federal withholding tax payment related to interest on an intercompany loan.

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows		Current quarter $US’000	Year to date (12 months) $US’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(119)	(365)
	(b) tenements (see item 10) (4)	(105)	(215,870)
	(c) investments	—	—
	(d) other non-current assets	—	—
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	100	100
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(124)	(216,135)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	—	253,517
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	—	(10,304)
3.5	Proceeds from borrowings	45,000	315,000
3.6	Repayment of borrowings	—	(192,000)
3.7	Transaction costs related to loans and borrowings	(209)	(16,909)
3.8	Dividends paid
3.9	Other (provide details if material) (4)	—	(11,346)
3.10	Net cash from / (used in) financing activities	44,791	337,958

(4)  During the first and second quarters of 2018, the Company repaid its revenue advance from its oil purchaser in full ($18.2 million).  In addition, the Company realized a gain of $6.8 million from foreign currency derivatives put in place to protect cash flows associated with its equity raise during the same period.

Consolidated statement of cash flows		Current quarter $US’000	Year to date (12 months) $US’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	2,662	5,761
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(45,710)	(125,990)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(124)	(216,135)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	44,791	337,958
4.5	Effect of movement in exchange rates on cash held	(39)	(14)
4.6	Cash and cash equivalents at end of period	1,580	1,580

		Current quarter $US’000	Previous quarter $US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	1,580	2,662
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,580	2,662

			Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2		352
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3		—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for fees paid to outside directors and salaries paid to the Managing Director during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	372,500	315,000
8.2	Credit standby arrangements (2)	—	12,000
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Consists of 1) $250 million syndicated second lien term loan with Morgan Stanley and 2) $250 million revolving credit facility with Natixis ($122.5 million borrowing base as of quarter end).  There was $65 million outstanding on the revolving credit facility at 31 December 2018, plus the letter of credit noted in 8.2.  As at 31 December 2018, the interest rate on the term loan was 10.8%, and the weighted average interest rate on the revolving credit facility was 5.4%.

(2)         The Company has $12 million of letters of credit in place for minimum revenue guarantees under certain of its midstream contracts.  The letter of credit reduces the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	—
9.2	Development	(55,000)
9.3	Production	(17,700)
9.4	Staff costs	(2,400)
9.5	Administration and corporate costs	(2,100)
9.6	Other (provide details if material)	—
9.7	Total estimated cash outflows (1)	(77,200)

(1)         Total estimated cash outflows prepared under accrual basis.

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	non-core expirations and administrative true-ups	52,271	52,001	(1)
10.2	Interests in mining tenements and petroleum tenements acquired or increased

(1) Excludes 5,246 net acres targeting non-Eagle Ford formations located within the same operating area.

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 January 2019

Managing Director and Chief Executive Officer

Print name: Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                            If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                            Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.